SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5 – Final Amendment)

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

AMIC Holdings, Inc.

(formerly known as American Independence Corp.)

(Name of the Issuer)

AMIC Holdings, Inc.

Independence Holding Company

Madison Investors Corporation

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

026760 40 5

(CUSIP Number of Class of Securities)

Teresa A. Herbert

AMIC Holdings, Inc.

Independence Holding Company

Madison Investors Corporation

96 Cummings Pt. Road

Stamford, CT 06902

(203) 358-8000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices

and Communications on Behalf of Persons Filing Statement)

Copies to:

Loan Nisser 485 Madison Avenue, 14 th Floor New York, NY 10022 (212) 355-4141	Nicholas R. Williams Clifford Chance US LLP 31 West 52nd Street New York, NY 10019-6131 (212) 878-8010

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, PASSED ON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$17,848,421	$1,797.34

*

For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of (A) 695,400 outstanding shares of the issuer’s common stock multiplied by the stock merger price of $24.74 per share; and (B) 41,112 outstanding options to purchase shares of the issuer’s common stock multiplied by $15.67 per share (which is the difference between the $24.74 per share stock merger price and the $9.07 weighted average exercise price per share of the options).

**	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Exchange Act as the product of 17,848,421 and 0.0001007.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,797.34	Filing Party: Independence Holding Company
Form or Registration No.: Schedule 13E-3	Date Filed: June 28, 2016

INTRODUCTION

This Amendment No. 5 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") that was filed by Independence Holding Company, a Delaware corporation ("IHC"), Madison Investors Corporation, a Delaware corporation ("Madison"), and AMIC Holdings, Inc., a Delaware corporation ("Acquisition Co."), with the Securities and Exchange Commission (the "Commission") on June 28, 2016, and amended on each of July 25, 2016, July 28, 2016, July 29, 2016 and August 2, 2016, with respect to the merger (the "Merger") of American Independence Corp., a Delaware corporation ("AMIC"), with and into Acquisition Co., with Acquisition Co. continuing as the surviving corporation under the name "AMIC Holdings, Inc." (the "Surviving Corporation"). This Amendment No. 5 is a final amendment reporting the results of the transaction. All information set forth in this Amendment No. 5 should be read in conjunction with the information contained or incorporated by reference in the Schedule 13E-3, as amended to date.

RESULTS OF THE TRANSACTION

On August 4, 2016, IHC, MIC and AMIC Holdings caused the Schedule 13E-3, as amended, to be mailed to AMIC's stockholders (the "Mailing").  Immediately prior to the Mailing, on August 3, 2016, in accordance with the terms of that certain Contribution Agreement dated as of August 3, 2016 by and among IHC, MIC and AMIC Holdings, IHC and MIC contributed all of their respective shares of common stock, par value $0.01 per share ("Common Stock"), of AMIC to AMIC Holdings, resulting in AMIC Holdings owning an aggregate of 91.43% of the outstanding shares of Common Stock. In exchange, IHC and MIC received, in the aggregate, 100% of the shares of common stock of AMIC Holdings.

Effective 12:01 a.m. on August 31, 2016 (the "Effective Time"), the Merger was consummated pursuant to a Certificate of Ownership and Merger filed by Acquisition Co. with the Secretary of State of the State of Delaware. Prior to the Effective Time, Acquisition Co.'s board of directors adopted resolutions approving the Merger. Because Acquisition Co. owned more than 90% of the outstanding shares of Common Stock immediately prior to the Effective Time, no action by AMIC's stockholders (other than Acquisition Co.) was required for the Merger to become effective under applicable Delaware law. As a result of the Merger, IHC and Madison own 100% of the capital stock of the Surviving Corporation.

Pursuant to the terms of the Merger, each share of Common Stock outstanding prior to the Effective Time, other than shares of Common Stock owned by Acquisition Co., shares of treasury stock of AMIC and shares of Common Stock owned by stockholders of AMIC who properly exercised statutory appraisal rights under applicable Delaware law, was converted into the right to be paid $24.74 in cash by Acquisition Co. upon the surrender of such share.  Each share of Common Stock owned by Acquisition Co. and treasury stock of AMIC was cancelled. Immediately prior to the Effective Time, there were 695,400 shares of Common Stock owned by stockholders other than Acquisition Co.

Each option (whether vested or unvested) for the purchase of Common Stock outstanding immediately prior to the Effective Time was converted into the right to be paid in cash by Acquisition Co. upon the surrender of such option, the difference between (a) $24.74 multiplied by the number of shares of Common Stock for which such option could have been exercised immediately before the Merger, and (b) the total amount that the owner of such option would have had to pay to fully exercise such option immediately before the Merger.

In addition, on August 31, 2016, the Surviving Corporation notified the NASDAQ Stock Market LLC ("NASDAQ") of the effectiveness of the Merger and requested that NASDAQ suspend trading of the Common Stock and file with the Commission a notification of removal from listing on Form 25 to deregister the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Surviving Corporation intends to file a Form 15 to suspend its reporting obligations under Sections 13(a) and 15(d) of the Exchange Act on September 12, 2016.

SIGNATURES

After due inquiry and to the best knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 8, 2016

AMIC HOLDINGS, INC.

By:	/s/ David T. Kettig
Name:	David T. Kettig
Title:	President

INDEPENDENCE HOLDING COMPANY

By:	/s/ Teresa A. Herbert
Name:	Teresa A. Herbert
Title:	Chief Financial Officer and Sr. Vice President

MADISON INVESTORS CORPORATION

By:	/s/ Larry R. Graber
Name:	Larry R. Graber
Title:	President